                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No. . . . .) *

                                 AMERECO, INC.

                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                  02360P 10 4
                                 (CUSIP Number)

       680 Atchison Way, Suite 600, Castle Rock, Colorado (303) 688-5160
[Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications]


                                   June 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 02360P 10 4                                             PAGE 2 OF 9
         ------------                                                 ---  ---


   1) Names of Reporting Person's S. S. or I. R. S. Identification Nos. of Above Persons

   ........Linda Yip................................###-##-####.................

   2) Check the Appropriate Box if a Member of a Group(See Instructions)(a)(x)..
                                                                        (b).....
   3) SEC Use Only .............................................................

   4) Source of Funds (See Instructions)
      PF and SC
   .............................................................................

   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)..............................................................

   6) Citizenship or Place of Organization

   ...................... United States.........................................

--------------------------------------------------------------------------------
   NUMBER OF                         7           Sole Voting Power
    SHARES                                       84,267 Shares 60,000 Options
--------------------------------------------------------------------------------
  BENEFICIALLY                       8           Shared Voting Power
   OWNED BY                                      209,170 Shares 60,000 Options
--------------------------------------------------------------------------------
     EACH                            9           Sole Dispositive Power
   REPORTING                                     84,267 Shares 60,000 Options
--------------------------------------------------------------------------------
     WITH                            10          Shared Dispositive Power
                                                 209,170 Shares 60,000 Options
--------------------------------------------------------------------------------

   11) Aggregate Amount Beneficially Owned by Each Reporting Person

   ................293,437 Shares  and 120,000 Options.....(See Item 5..........

   12) Check Box if Row 11 Includes Certain Shares*..........................[ ]

   13) Percent of Class Represented by Amount in Row (11).........5.86%.........

   14) Type of Reporting Person (See Instructions)................IN............

                                 SCHEDULE 13D
CUSIP No. 02360P 10 4                                             PAGE 3 OF 9
         ------------                                                 ---  ---

ITEM 1.  SECURITY AND ISSUER.

       This statement relates to the Common Stock, $0.001 par value per share (the "Shares") of Amereco, Inc., a Utah corporation (the "Company" or "Amereco"). The principal executive offices of the issuer of such securities is located at 680 Atchison Way, Suite 800, Castle Rock, Colorado, 80104.

ITEM 2.  IDENTITY AND BACKGROUND.

  (a)  Linda Yip (the "Reporting Person");

  (b)  1401 Seventeenth Street, Suite 320, Denver, Colorado 80202;

  (c) The Reporting Person is employed as Secretary and Treasurer of Omnivest Financial Services Network, Inc. ("Omnivest Financial"), a Colorado corporation. In addition, the Reporting Person manages or acts as general partner for various real estate investment partnerships, as well as performing various management responsibilities for service companies affiliated with Omnivest Financial.
Until December 31, 1996, the Reporting Person was employed as Secretary-Treasurer of Omnivest International, Inc., a Nevada corporation, now known as Cathay Global Investments, Inc. ("Cathay") and served as a member of such corporation's Board of Directors. Until December 31, 1996, the Reporting Person also served as Secretary of Omnivest Americas, Inc., a wholly owned subsidiary of Cathay ("Americas") and served as a member of such corporation's Board of Directors. Reporting Person has been a Secretary of T.A.M.A., Inc. ("TAMA") and served as a member of such corporation's Board of Directors from the date such corporation acquired shares in the Company upon conversion of partnership interests in June 1996 to the present date, and is currently sole shareholder of
TAMA.   Until December 31, 1996, Reporting Person was a member of Cenote, LLC
("Cenote"), holding a 14.28% interest in such limited liability company. Reporting Person no longer has a beneficial ownership of Cenote or any of its shares of the Company's Common Stock. From the date of Cenote's acquisition of shares in the Company upon conversion of partnership interests in June of 1996 to the present date, Reporting Person has served as a Manager of Cenote. Reporting Person has also served as a Manager of Riverbank Resources, LLC ("Riverbank") from the date of Riverbank's acquisition of shares in the Company upon conversion of partnership interests in June of 1996 to the present. On December 31, 1996, Reporting Person ceased to be an officer, director, or manager of Cathay or Americas, and ceased to be a shareholder of Cathay.

  (d) During the last five years, the Reporting Person has been convicted in no reportable criminal proceedings.

  (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of no such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or

                                 SCHEDULE 13D
CUSIP No. 02360P 10 4                                             PAGE 4 OF 9
         ------------                                                 ---  ---

mandating any activities subject to federal or state securities laws or finding any violations with respect to such laws.

  (f)  United States Citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The source of funds or other consideration used by the Reporting Person to make the purchases described herein of shares as to which the Reporting Person has sole voting and dispositive power are as follows: The Reporting Person expended $66,000.00 from personal finances to acquire 26,400 shares. In addition, 4,533 shares were granted to the Reporting Person as assignee of Cathay, with Cathay having the right to receive such shares as fees for Cathay's services as agent for Georgia Resources, Inc., a Nevada corporation ("GRI"), in connection with the merger of Omnivest Resources, LP, a Georgia limited partnership ("ORLP") with and into Omnivest Resources, Inc., a Georgia corporation which is a wholly owned subsidiary of the Company ("ORI"). The Options held by the Reporting Person to acquire 60,000 shares were granted to the Reporting Person as assignee of Cathay, with Cathay having the right to receive such options as fees in connection with Cathay's services as agent of GRI and others in connection with making loans to ORLP, of which the Company was General Partner and manager. Such assignment to the Reporting Person of certain of the rights of Cathay to receive shares and options, in connection with the foregoing merger and lending transactions, was compensation to the Reporting Person for services to Cathay.

       The shares as to which the Reporting Person had shared voting and dispositive power until December 31, 1996, included 91,836 shares owned by Cathay. Until December 31, 1996, the Reporting Person was Secretary Treasurer, a member of the Cathay Board of Directors and 25% shareholder of Cathay. Wei-Ming Lu and the Lu Family Investors held the remaining interests in Cathay, all as more specifically described in the Schedule 13D of such individual and related parties dated May 8, 1997 ("Lu Schedule 13 D"). Americas was a wholly owned subsidiary of Cathay. The Reporting Person was Secretary and a member of the Board of Directors of Americas. The source of funds or other consideration used by Cathay to acquire the shares as to which the Reporting Person had shared voting and dispositive power is as follows: Cathay received 91,836 shares as a fee for extending a $350,000 loan to the Company in September 1996 and December 1996, respectively. In October 1995, the Company granted options to purchase 60,000 shares to Cathay, and an additional 340,000 options to affiliates of Cathay (including the 60,000 options now held by the Reporting Person and described above) for services as agent of GRI, in connection with loans to ORLP. Subsequently, after the Reporting Person was no longer affiliated with Cathay in any manner, Cathay entered into an oral agreement to acquire 307,998 shares and options to acquire 923,994 shares, as fees for forthcoming lending transactions for the benefit of the Company, but such shares and options have not been included in holdings of the Reporting Person, as not held by Cathay during the term of the Reporting Person's relationship with Cathay. On December 31, 1996, Reporting Person ceased to be an officer, director or shareholder of Cathay.

                                 SCHEDULE 13D
CUSIP No. 02360P 10 4                                             PAGE 5 OF 9
         ------------                                                 ---  ---

     The shares as to which the Reporting Person had shared voting and dispositive power until December 31, 1996, included 1,893 shares of the Company's common stock which Americas beneficially owns in respect of Americas 7.1% ownership of Cenote, LLC., a Colorado limited partnership ("Cenote"). Cenote owns a total of 26, 667 shares of the Company's common stock. Americas acquired its investment in Cenote in November 1994, by paying the Cenote $50,000, all of which was working capital provided directly or indirectly from the personal funds of Wei-Ming Lu, all as more specifically set forth in the Lu
Schedule 13D.

     The shares in which the Reporting Person had shared voting and dispositive power until December 1996 included 53,333 shares of the Company's common stock held by T.A.M.A., Inc., a Colorado corporation ("TAMA"). Reporting Person was Secretary and a member of the Board of Directors of TAMA. Until December 31, 1996, TAMA was controlled by Wei Ming Lu and the Lu Family Investors. TAMA acquired its interest in the Company by investment of TAMA company capital in partnership interests which were subsequently converted to shares of the Company's common stock in June 1996, all as more specifically set forth in the Lu Schedule 13D. On December 31, 1996, the Reporting Person became sole shareholder of TAMA, in an agreed division of interests among the former shareholders of the several entities in which Wei Ming Lu and the Lu Family Investors held controlling interests.

     The shares in which the Reporting Person has shared voting and dispositive power includes all the 26,667 of the Company's common stock held by Cenote, of which the Reporting Person is a Manager. However, Reporting Person has the shared power to vote and/or dispose of such shares held of record by Cenote, only in accordance with the instructions of the holder(s) of a majority of the interests in Cenote. The Reporting Person, as a Member of Cenote held a 14.286% capital interest in Cenote until December 31, 1996. Reporting Person invested $100,000 in personal funds in Cenote to acquire her interest in Cenote. Cenote, controlled by Wei Ming Lu and the Lu Family Investors, acquired its interest in the Company upon the June 1996 conversion of partnership interests into shares of the Company's common stock. The converted partnership interests had been acquired upon investment of Cenote capital invested in Cenote by the Members from personal funds, all as more specifically set forth in the Lu Schedule 13-D. Until December 31, 1996, Reporting Person's beneficial interest in the shares of the Company's common stock held of record by Cenote comprised 3,962 shares of
the Company's common stock.    Reporting Person has served as a Manager of
Cenote from the date of its acquisition of shares of the Company upon conversion of partnership interests in June 1996 to the present. On December 31, 1996, Reporting Person ceased to be a Member of Cenote, but Reporting Person remains a Manager of Cenote.

     The shares in which the Reporting Person has shared voting and dispositive power includes 90,667 shares of the Company's common stock held by Riverbank Resources, LLC, a Colorado limited liability company ("Riverbank"). However, Reporting Person has shared voting and dispositive power in respect of shares held of record by Riverbank, only in accordance with the instructions of the holder(s) of a majority of the interests in Riverbank. Reporting person has served as a Manager of Riverbank, with shared voting and dispositive power regarding the shares of the

                                 SCHEDULE 13D
CUSIP No. 02360P 10 4                                             PAGE 6 OF 9
         ------------                                                 ---  ---

Company's common stock held by Riverbank, from the date of Riverbank's acquisition of shares of the Company's common stock upon conversion of partnership interests in June 1996 to the present. Riverbank, controlled by Wei Ming Lu and the Lu Family Investors, acquired its interest in the Company by investment of Riverbank company capital invested in Riverbank by the Members from personal funds, all as more specifically set forth in the Lu Schedule 13D. Reporting Person remains a Manager of Riverbank.

ITEM 4.  PURPOSE OF TRANSACTION.

  The Reporting Person's purpose in acquiring the subject securities as to which she has sole dispositive and voting power is long term investment. The Reporting Person has no knowledge of any purpose with respect to other subject securities as to which the Reporting Person had shared voting or dispositive power until December 31, 1996, and/or as to which Reporting Person currently has shared voting or dispositive power, except as set forth in the Lu Schedule 13D. The Reporting Person has no current plans or proposals, and has no knowledge of current plans or proposals of any persons as to which the Reporting Person has shared voting or dispositive power, which relate to or would result in:

  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) Any material change in the present capitalization or dividend policy of the issuer;

  (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                                 SCHEDULE 13D
CUSIP No. 02360P 10 4                                             PAGE 7 OF 9
         ------------                                                 ---  ---

  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

  (a) The Reporting Person beneficially owns 84,267 shares of the common stock of Amereco and options to acquire 60,000 shares, 30,934 of which shares and 60,000 of which options are directly held by her, and 53,333 of which shares are held of record by TAMA, of which the Reporting Person is currently sole shareholder. The Reporting Person was Secretary and a member of TAMA's Board of Directors from the date on which TAMA acquired Company shares, until December 31, 1996.

       The Reporting Person currently has shared voting or dispositive power with respect to the following shares held by Cenote and Riverbank, as to which the Reporting Person acts as a Manager, but is required to vote and or dispose of shares in accordance with the directions of the holders of a majority in interest in the entities indicated. The Reporting Person has no knowledge regarding the beneficial ownership of such shares and options, or the rights to receive dividends in respect thereof, except as set forth elsewhere in this
Schedule 13D or as reported in the Lu Schedule 13D, and is unable to confirm the accuracy any beneficial ownership in shares held of record by Cenote or Riverbank.

       From June 1996 until December 1996, the Reporting Person also shared voting and dispositive power with respect to shares of Amereco held by Cathay and Americas. The Reporting Person was until December 31, 1996 an officer, director and shareholder of Cathay and an officer and director of Americas. As of December 31, 1996, the Reporting Person ceased to be an officer, director, manager, shareholder, or member of Cathay or Americas. The Reporting Person has no knowledge regarding the beneficial ownership of such shares and options, or the rights to receive dividends in respect thereof, except as set forth elsewhere in this Schedule 13D or as reported in the Lu Schedule 13D, and is unable to confirm the accuracy any beneficial ownership but her own.

       The Reporting Person disclaims control at any time of all the shares attributable to her in respect of shares owned by Cathay, Americas, as to which she does not or did not at any time have sole voting or dispositive power, because the vote and disposition of such shares was always subject to the control of Wei Ming Lu and other members of the Lu Family Investors. The Reporting Person's 25% ownership interest in Cathay and 14.286% ownership interest in Cenote terminated on December 31, 1996. Further, although Reporting Person continues to hold shared voting and dispositive power in respect of the shares owned by Cenote and Riverbank, the vote and disposition

                                 SCHEDULE 13D
CUSIP No. 02360P 10 4                                             PAGE 8 OF 9
         ------------                                                 ---  ---

of such shares is subject to the control of Wei Ming Lu and other members of the Lu Family Invesors. ACCORDINGLY, THE REPORTING PERSON EXPRESSLY DISCLAIMS THAT SHE IS NOW BENEFICIAL OWNER OF SHARES OF THE COMPANY'S COMMON STOCK HELD OF RECORD BY CATHAY, AMERICAS, CENOTE, OR RIVERBANK.


Shareholder Entity                 Number of Shares        Number of Shares
(Control Disclaimed)                                       Subject to Options
--------------------------------------------------------------------------------
Cathay                                 91,836                   60,000
--------------------------------------------------------------------------------
Americas (as 7.1% owner of              1,893
 Cenote)
--------------------------------------------------------------------------------
Cenote                                 26,667
--------------------------------------------------------------------------------
Riverbank                              90,667
--------------------------------------------------------------------------------
         TOTAL:                       209,170                   60,000
--------------------------------------------------------------------------------

     ON DECEMBER 31, 1996, THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE COMMON STOCK OF AMERECO, BY VIRTUE OF TERMINATION OF THE REPORTING PERSON'S STATUS AS AN OFFICER OR DIRECTOR OF CATHAY AND AMERICAS, AND BY VIRTUE OF THE TERMINATION OF THE REPORTING PERSON'S BENEFICIAL OWNERSHIP OF 25% OF THE STOCK OF CATHAY AND 14.286% OF THE CAPITAL INTEREST IN CENOTE.

     (b) The Reporting Person has sole voting and dispositive power as to 84,267 shares of the Common Stock of the Company.

     (c) Within the past 60 days, there have been no transactions relating to the securities as to which the Reporting Person retained beneficial ownership after December 31, 1996.

     (d) No person has the right to receive or power to direct receipt of dividends from or proceeds of sale from securities as to which the Reporting Person has sole voting or dispositive power or any beneficial interest as of the date hereof. The Reporting Person has no knowledge of any such matters in respect of the securities as to which the Reporting Person at any time had or has shared voting or dispositive power, except as set forth in the Lu Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REPECT TO SECURITIES OF THE ISSUER.

     As of the date of this filing, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss,

                                 SCHEDULE 13D
CUSIP No. 02360P 10 4                                             PAGE 9 OF 9
         ------------                                                 ---  ---

or the giving or withholding of proxies. None of the securities as to which the Reporting Person currently retains any direct or indirect beneficial ownership are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

     ON DECEMBER 31, 1996, THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE COMMON STOCK OF AMERECO, BY VIRTUE OF TERMINATION OF THE REPORTING PERSON'S STATUS AS AN OFFICER OR DIRECTOR OF CATHAY AND AMERICAS, AND BY VIRTUE OF THE TERMINATION OF THE REPORTING PERSON'S BENEFICIAL OWNERSHIP OF 25% OF THE STOCK OF CATHAY AND 14.286% OF THE CAPITAL INTEREST IN CENOTE.

     (b) The Reporting Person has sole voting and dispositive power as to 84,267 shares of the Common Stock of the Company.

     (c) Within the past 60 days, there have been no transactions relating to the securities as to which the Reporting Person retained beneficial ownership after December 31, 1996.

     (d) No person has the right to receive or power to direct receipt of dividends from or proceeds of sale from securities as to which the Reporting Person has sole voting or dispositive power or any beneficial interest as of the date hereof. The Reporting Person has no knowledge of any such matters in respect of the securities as to which the Reporting Person at any time had or has shared voting or dispositive power, except as set forth in the Lu Schedule 13D.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As of the date of this filing, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the securities as to which the Reporting Person currently retains any direct or indirect beneficial ownership are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  None.

  Signature.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  July 25, 1997  ................................./s/ Linda Yip.................